

Mail Stop 3720

August 28, 2007

Via U.S. Mail and Fax (212) 704-2267

Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

      RE: The Interpublic Group of Companies, Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              Filed February 28, 2007

              File No. 1-06686

Dear Mr. Mergenthaler:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director